SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AbitibiBowater Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
003687100
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
October 15, 2008
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	003687100	13D	Page	2	of	48	Pages

1	NAME OF REPORTING PERSON V. Prem Watsa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,886,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,886,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,886,111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	003687100	13D	Page	3	of	48	Pages

1	NAME OF REPORTING PERSON 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,886,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,886,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,886,111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	4	of	48	Pages

1	NAME OF REPORTING PERSON THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,886,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,886,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,886,111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	5	of	48	Pages

1	NAME OF REPORTING PERSON 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,886,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,886,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,886,111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	6	of	48	Pages

1	NAME OF REPORTING PERSON FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,886,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

36,886,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,886,111

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	7	of	48	Pages

1	NAME OF REPORTING PERSON TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,269,444

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,269,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,269,444

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	8	of	48	Pages

1	NAME OF REPORTING PERSON THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,904,166

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

7,904,166

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,904,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	9	of	48	Pages

1	NAME OF REPORTING PERSON ODYSSEY RE HOLDINGS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,538,888

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,538,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,538,888

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	10	of	48	Pages

1	NAME OF REPORTING PERSON ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,538,888

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,538,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,538,888

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	11	of	48	Pages

1	NAME OF REPORTING PERSON NORTHBRIDGE FINANCIAL CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,587,999

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

7,587,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,587,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	12	of	48	Pages

1	NAME OF REPORTING PERSON MARKEL INSURANCE COMPANY OF CANADA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,190,894

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,190,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,894

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	13	of	48	Pages

1	NAME OF REPORTING PERSON COMMONWEALTH INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,844,305

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,844,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,844,305

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	14	of	48	Pages

1	NAME OF REPORTING PERSON FEDERATED INSURANCE COMPANY OF CANADA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		653,411

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

653,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

653,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	15	of	48	Pages

1	NAME OF REPORTING PERSON LOMBARD GENERAL INSURANCE COMPANY OF CANADA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,899,388

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,899,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,899,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	003687100	13D	Page	16	of	48	Pages

1	NAME OF REPORTING PERSON LOMBARD INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		526,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

526,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

526,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on April 11, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, OdysseyRe Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada and Lombard Insurance Company (collectively, the “Reporting Persons”).
     This Amendment No. 1 to the Schedule 13D relates to the election by AbitibiBowater Inc. (“AbitibiBowater”), pursuant to the terms of the Notes (as defined below), to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.
     The following amendments to Items 1, 3, 4, 5 and 7 of the Schedule 13D are hereby made:
Item 1. Security and Issuer
          Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of AbitibiBowater Inc. (the “Shares”). The Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange. The address of the principal executive office of AbitibiBowater is 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.
          On April 1, 2008, Fairfax Financial Holdings Limited, and certain of its subsidiaries, purchased $350 million aggregate principal amount of 8.0% Convertible Notes due 2013 (the “Notes”) of AbitibiBowater in a private transaction.
          Pursuant to the terms of the Notes, AbitibiBowater elected to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes. Following such increase, the aggregate principal amount of outstanding Notes is approximately $368.9 million.
          The Notes are convertible into Shares at the option of the holder thereof at any time prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 100 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of $10.00 per share), subject to adjustment under certain circumstances.”
Item 3. Source And Amount Of Funds Or Other Consideration
          Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The source of funds for the purchase of the Notes was available cash on hand from existing investment portfolios. The purchase price of the Notes was $350,000,000.

          Pursuant to the terms of the Notes, AbitibiBowater elected to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.”
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The Notes were acquired for investment purposes.
          The Reporting Persons have the following plans and proposals:
          (a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of AbitibiBowater, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in AbitibiBowater, including the price and availability of the securities of AbitibiBowater, subsequent developments affecting AbitibiBowater’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of AbitibiBowater or may decide in the future to sell all or part of their investment in AbitibiBowater;
          (b) The Reporting Persons have no plans or proposals to cause AbitibiBowater to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of AbitibiBowater or any of its subsidiaries;
          (c) The Reporting Persons have no plans or proposals to cause AbitibiBowater or any of its subsidiaries to sell or transfer a material amount of assets;
          (d) Except as described herein, the Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of AbitibiBowater, whether through a change in the number or term of directors or otherwise. Under the terms of the Purchase Agreement described in Item 6 herein, Fairfax was granted the right to appoint two directors to the board of directors of AbitibiBowater, and pursuant thereto Fairfax has caused two of its designees to be appointed to the board;
          (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of AbitibiBowater;
          (f) The Reporting Persons have no plans or proposals to cause AbitibiBowater to make any other material change in its business or corporate structure;
          (g) The Reporting Persons have no plans or proposals to cause AbitibiBowater to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of AbitibiBowater by any person;

          (h) The Reporting Persons have no plans or proposals to cause any class of securities of AbitibiBowater to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
          (i) The Reporting Persons have no plans or proposals to cause any class of equity securities of AbitibiBowater to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and
          (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.”
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M or N beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.
          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons, except that pension plans of certain subsidiaries of Fairfax have a beneficial ownership interest in Notes convertible into 316,166 Shares.
          (e) Not applicable.”
Item 7. Material to be filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit to the end thereof:
Ex. 1.1	Joint filing agreement dated as of October 17, 2008 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel

Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, and Lombard Insurance Company.

SIGNATURES
          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
          IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 17th day of October, 2008.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

TIG INSURANCE COMPANY
By:	/s/ Nicholas C. Bentley
	Name:	Nicholas C. Bentley
	Title:	President and Chief Executive Officer

THE NORTH RIVER INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President

ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President

ODYSSEY AMERICA REINSURANCE CORPORATION
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President

NORTHBRIDGE FINANCIAL CORPORATION.
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

MARKEL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

COMMONWEALTH INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

FEDERATED INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD GENERAL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey Re Holdings Corp.

H	Directors and Executive Officers of Odyssey America Reinsurance Corporation

I	Directors and Executive Officers of Northbridge Financial Corporation

J	Directors and Executive Officers of Markel Insurance Company of Canada

K	Directors and Executive Officers of Commonwealth Insurance Company

L	Directors and Executive Officers of Federated Insurance Company of Canada

M	Directors and Executive Officers of Lombard General Insurance Company of Canada

N	Directors and Executive Officers of Lombard Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited	Canadian
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and	Fairfax Financial Holdings Limited
Director)

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary	Fairfax Financial Holdings Limited
and Director)

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

David Johnston (Director)	President and Vice-Chancellor, University of Waterloo St. Clements, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Paul Murray (Director)	President, Pine Smoke Investments Toronto, Ontario Canada	Canadian

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian and United Kingdom

Greg Taylor (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer, Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Chairman, Chief Executive Officer, President and Director, TIG Insurance Company 250 Commercial St. Suite 5000	United Kingdom
Manchester, New Hampshire 03101

Charles G. Ehrlich (Senior Vice President and Director)	Senior Vice President, Secretary and General Counsel, Riverstone Claims Management LLC 250 Commercial Street, Suite 5000	United States
Manchester, NH 03101

John M. Parker (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, TIG Insurance Company	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer and Chairman)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries,	United States
305 Madison Avenue
Morristown, NJ 07962

Joseph F. Braunstein, Jr. (President, Chief Operating Officer and Director)	Vice Chairman, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue	United States
Morristown, NJ 07962

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue	United States
Morristown, NJ 07962

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY RE HOLDINGS CORP.
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

James F. Dowd (Vice Chairman)	President and Chief Executive Officer, Fairfax Inc. 305 Madison Avenue Morristown, NJ 07962	United States

Andrew Barnard (President, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Anthony J. Narciso, Jr. (Senior Vice President and Controller)	Senior Vice President and Controller, Odyssey Re Holdings Corp.	United States

Donald L. Smith (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Peter M. Bennett (Director)	Deputy Chairman, Aon Re Canada 150 King Street West Suite 1900 Toronto, Ontario M5H 1J9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Patrick W. Kenny (Director)	President and Chief Executive Officer, International Insurance Society 101 Murray Street New York, NY 10007	United States

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of the United States 1615 H Street, NW Washington, DC 20062	United States

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Paul M. Wolff (Director)	Partner, Williams & Connolly LLP 725 Twelfth St., N.W. Washington, D.C. 20005	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President, Chief Financial Officer and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James E. Migliorini (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

Donald L. Smith (Executive Vice President and General Counsel and Director)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
NORTHBRIDGE FINANCIAL CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Northbridge Financial Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Mark J. Ram (President and Chief Executive Officer, Director)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Ron D. Barbaro (Director)	Independent Consultant and Corporate Director, 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
MARKEL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Markel Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Silvy Wright (President and Director)	President, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Lori McDougall (Chief Financial Officer and Director)	Chief Financial Officer, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
COMMONWEALTH INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Commonwealth Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Hurford (Vice Chair)	Vice Chair, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Tim Ius (President and Director)	President, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Noel Philips (Chief Financial Officer and Director)	Chief Financial Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX L
DIRECTORS AND EXECUTIVE OFFICERS OF
FEDERATED INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

John Paisley (President and Director)	President, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Rick Hurlin (Chief Financial Officer and Director)	Chief Financial Officer, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX M
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD GENERAL INSURANCE COMPANY OF CANADA
     The following table sets forth certain information with respect to the directors and executive officers of Lombard General Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Richard Patina (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jane Gardiner-Robinson (Chief Financial Officer and Director)	Chief Financial Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Lombard Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Richard Patina (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jane Gardiner-Robinson (Chief Financial Officer and Director)	Chief Financial Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Exhibit Index

Exhibit No.	Description

Ex. 1.1	Joint filing agreement dated as of October 17, 2008 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, and Lombard Insurance Company.